SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900, 333-170901 and 333-179491.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: August 5, 2013

EZchip Semiconductor Ltd.
1 Hatamar Street
Yokneam 20692, Israel
______________

Notice of Annual General Meeting of Shareholders

September 10, 2013

To the Shareholders of EZchip Semiconductor Ltd.:

We cordially invite you to attend the Annual General Meeting of Shareholders of EZchip Semiconductor Ltd. to be held on Tuesday, September 10, 2013 at 11:00 A.M. (Israel time), at EZchip's principal executive offices at 1 Hatamar Street, Yokneam 20692, Israel (the telephone number at that address is +972-4-959-6666).

The following matters are on the agenda for the meeting:

(1)	the reelection of four directors – the terms of four of our current directors will expire at the meeting, and we are proposing to reelect the four directors;

(2)	as required by Israeli law, to adopt our executive compensation policy;

(3)	the approval of the grant of restricted share units to our directors;

(4)
the approval of an amendment to our 2007 U.S. Equity Incentive Plan to increase the number of Ordinary Shares reserved and authorized for issuance thereunder and amend the method of calculation of the plan’s reserved pool; and

(5)
the ratification and approval of the appointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2013; when this proposal is raised, you will also be invited to discuss our 2012 consolidated financial statements.

Record Date

Only shareholders who hold our Ordinary Shares, par value NIS 0.02 per share, at the close of business on August 5, 2013 (the record date) will be entitled to notice of, and to vote at, the meeting and any adjournments thereof.

According to the Companies Law Regulations (Confirmation of Ownership of Shares for Voting at the General Meeting), 2000, if a shareholder holds shares through a member of the Tel-Aviv Stock Exchange Ltd. (TASE Member) and the Ordinary Shares are registered in the name of such TASE Member on the books of our registration company, the shareholder may provide us, prior to the meeting, with a certification confirming his ownership of the Ordinary Shares on the record date.  Such certification may be obtained at the TASE Member's offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder's request is submitted with respect to a specific securities account.

EZchip Semiconductor Ltd.

All shareholders of record on the record date are cordially invited to attend and vote at the meeting in person or by proxy, pursuant to our Articles of Association.  Shareholders may send us standpoint notices no later than August 15, 2013.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the meeting and voting in person or by proxy is required to approve Items Nos. 1, 2, 3, 4 and 5.  In addition, in order to approve each of Items Nos. 2 and 3, the shareholders' approval must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of such proposal, not taking into consideration abstentions, or the total Ordinary Shares of non-controlling shareholders and non-interested shareholders voted against such proposal must not represent more than two percent of the outstanding Ordinary Shares.

Review of Documents

Enclosed are the proxy statement and a proxy card for the meeting.  Shareholders may also review the proxy statement at our principal executive offices stated above, upon prior notice and during regular working hours (telephone number: +972-4-959-6666) until the date of the meeting.  Copies of this notice, the proxy statement and the proxy card for the meeting will also be available at the following websites: http://www.tase.co.il/tase/, http://www.magna.isa.gov.il (the distribution sites), and http://www.ezchip.com/ir-shareholder-mtg.htm.

Each TASE Member will e-mail, upon request and without charge, a link to the distribution sites, to each shareholder who is not listed in our shareholder register and whose shares are held through the TASE Member, provided that each such shareholder's request is submitted (i) with respect to a specific securities account, and (ii) prior to the record date.

By Order of the Board of Directors, BENNY HANIGAL Chairman of the Board of Directors

- ii -

EZchip Semiconductor Ltd.

EZchip Semiconductor Ltd.

PROXY STATEMENT
_____________________

Annual General Meeting of Shareholders
September 10, 2013

We invite you to attend EZchip Semiconductor Ltd.'s Annual General Meeting of Shareholders.  The meeting will be held on Tuesday, September 10, 2013 at 11:00 A.M. (Israel time), at EZchip's principal executive offices at 1 Hatamar Street, Yokneam 20692, Israel.

We are sending you this proxy statement because you hold Ordinary Shares, par value NIS 0.02 per share, of EZchip Semiconductor Ltd.  Our Board of Directors is asking that you sign and send in your proxy card, enclosed with this proxy statement, in order to vote at the meeting or at any adjournment of the meeting.

Agenda Items

The following matters are on the agenda for the meeting:

(1)	the reelection of four directors – the terms of four of our current directors will expire at the meeting, and we are proposing to reelect the four directors;

(2)	as required by Israeli law, to adopt our executive compensation policy;

(3)	the approval of the grant of restricted share units to our directors;

(4)
the approval of an amendment to our 2007 U.S. Equity Incentive Plan to increase the number of Ordinary Shares reserved and authorized for issuance thereunder and amend the method of calculation of the plan’s reserved pool; and

(5)
the ratification and approval of the appointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2013; when this proposal is raised, you will also be invited to discuss our 2012 consolidated financial statements.

How You Can Vote

You can vote your shares by attending the meeting or by completing and signing a proxy card.  Enclosed is a proxy card for the meeting that is being solicited by our Board of Directors.  Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting.  We will not be able to count a proxy card unless our registrar and transfer agent receives it in the enclosed envelope, by September 9, 2013 at 6:59 A.M. (Israel time).

EZchip Semiconductor Ltd.

Who Can Vote

You are entitled to notice of the meeting and to vote at the meeting if you were a shareholder of record at the close of business on August 5, 2013.  You are also entitled to notice of the meeting and to vote at the meeting if you held Ordinary Shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on August 5, 2013, or which appeared in the participant listing of a securities depository on that date.  We are mailing copies of this proxy statement and the proxy cards to our shareholders on or about August 5, 2013, and we will solicit proxies primarily by mail and e-mail.  The original solicitation of proxies by mail and e-mail may be further supplemented by solicitation by telephone, mail, e-mail and other means by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services.  We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and we will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum and Required Vote

On July 26, 2013, we had outstanding 28,686,484 Ordinary Shares.  Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the meeting. Under our Articles of Association, the meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold Ordinary Shares representing more than 50% of our voting power.  This is known as a quorum.  If a quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned to the same day in the next week (at the same time and place), or to a day, time and place as the Chairman of our Board of Directors may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the adjournment.  Any two shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum.  Under Israeli law, broker non-votes and abstentions will be counted toward the required quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals).

If a shareholder holds Ordinary Shares through a bank or broker it is critical for that holder to cast a vote if that holder wants it to count in the election of directors (Item 1 of this Proxy Statement).  In the past, if a shareholder held Ordinary Shares through a bank or broker and did not indicate how the holder wanted the Ordinary Shares voted in the election of directors, the shareholder's bank or broker was allowed to vote those Ordinary Shares on the shareholder's behalf in the election of directors as it felt appropriate. Recent changes in regulations were made to take away the ability of a shareholder's bank or broker to vote uninstructed shares in the election of directors on a discretionary basis.  Thus, if a shareholder holds Ordinary Shares through a bank or broker and does not instruct the bank or broker how to vote in the election of directors, no votes will be cast on that shareholder's behalf.  The shareholder's bank or broker will, however, continue to have discretion to vote any uninstructed shares with respect to the other matters on the agenda.

Our Board of Directors unanimously recommends that you vote "FOR" all proposals under Items 1 through 5 below.

EZchip Semiconductor Ltd.

Beneficial Ownership of Ordinary Shares
by Certain Beneficial Owners and Management

The following table sets forth certain information as of July 26, 2013 (unless otherwise indicated below) for (i) each person who, to our knowledge, beneficially owns more than 5% of our outstanding Ordinary Shares, (ii) each of our executive officers and directors that beneficially owns more than 1% of our outstanding Ordinary Shares and (iii) our executive officers and directors as a group.  The information in the table below is based on 28,686,484 Ordinary Shares outstanding as of July 26, 2013.  Each of our outstanding Ordinary Shares has identical rights in all respects.

Name	Number of Shares(1)	Percent
Eagle Asset Management, Inc. (2)	1,929,486	6.73%
Eli Fruchter (3)	615,190	2.14%
All directors and executive officers as a group (8 persons)(4)	902,763	3.13%
__________________________

(1)
The number of Ordinary Shares beneficially owned includes the shares issuable pursuant to options that are exercisable within 60 days of the date of this table, and RSUs that vest within 60 days of the date of this table.  Shares issuable pursuant to such options or RSUs are deemed outstanding for computing the percentage of the person holding such options or restricted share units but are not outstanding for computing the percentage of any other person.

(2)
Number of Ordinary Shares beneficially owned as of December 31, 2012, based on information included in Schedule 13G filed with the Securities and Exchange Commission on January 23, 2013.  The address for Eagle Asset Management, Inc. is 880 Carillon Parkway, St Petersburg, Florida.

(3)
Based on information available to the company.  Includes options to purchase 3,293 Ordinary Shares that are currently exercisable or exercisable within 60 days of the date of this table and 7,624 restricted share units that vest within 60 days of the date of this table. The address for Mr. Fruchter is c/o EZchip Semiconductor Ltd., 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel.

(4)
Includes options to purchase an aggregate 171,881 Ordinary Shares that are currently exercisable or exercisable within 60 days of the date of this table and 20,570 restricted share units that vest within 60 days of the date of this table, which are held by our directors and executive officers as a group (8 persons).

Item 1 – Proposal to Reelect Directors (Other than Outside Directors)

In accordance with our Articles of Association, our Board of Directors will consist of not less than three nor more than fourteen directors, as may be fixed from time to time by our shareholders.  Our shareholders last fixed the maximum number of directors at ten.

Our Board of Directors currently consists of six directors.  You are being asked to reelect all of our current directors who are not outside directors – Benny Hanigal, Eli Fruchter, Prof. Ran Giladi and Karen Sarid.  Our two outside directors, within the meaning of Israel's Companies Law, David Schlachet and Shai Saul, are not required to stand for reelection at the meeting as their term of office expire in 2014 and 2015, respectively.

EZchip Semiconductor Ltd.

In accordance with Israel's Companies Law, each of the nominees for election to our Board of Directors (as well as our outside directors) has certified to us that he or she meets all the requirements of Israel's Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of EZchip, taking into account the size and special needs of EZchip.  Our Board of Directors has determined that each of Prof. Ran Giladi, Shai Saul, Karen Sarid and David Schlachet is an independent director within the meaning of Israel's Companies Law.

During the past year, all of our directors attended more than 75% of our Board of Directors meetings and more than 75% of the meetings of each of the Committees of the Board of Directors on which they serve.

Nominees for Director

As permitted by the NASDAQ Marketplace Rules, we follow Israeli law and practice rather than the NASDAQ requirement regarding the process for the nomination of directors.  Under Israeli law and practice, directors are elected by the shareholders, unless otherwise provided in a company's Articles of Association.  Our Articles of Association do not provide otherwise.  Our practice has been that director nominees are presented in the proxy statement for election at the annual meetings of shareholders.

Accordingly, our Board of Directors recommends that the following four nominees be elected to our Board of Directors at the meeting.  If elected at the meeting, these nominees will serve until next year's annual meeting of our shareholders.  Set forth below is information about each nominee, including principal occupation, business history and any other directorships held.

Benny Hanigal has served as the Chairman of our Board of Directors since December 2007, and as the Chairman of the Board of Directors of EZchip Technologies since December 2006.  From 2001 until 2010, Mr. Hanigal was a partner in Sequoia Capital Israel Venture Fund. In 1985, Mr. Hanigal founded Lannet Ltd., of which Mr. Hanigal served as President and Chief Executive Officer until 1995.  In 1995, Lannet Ltd. was acquired by Madge Networks N.V., which thereafter employed Mr. Hanigal until he left in June 1997.  From January 1998 until 2001, Mr. Hanigal served as a managing director of a company that managed one of the Star funds.  Mr. Hanigal also served as a director of Alvarion Ltd until 2011. Mr. Hanigal holds a B.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

Eli Fruchter serves as the President and Chief Executive Officer of EZchip Technologies, a position that he has held since EZchip Technologies’ inception in May 1999, and has served as a director of our company since its inception and Chairman of our Board of Directors from December 2006 until December 2007. Mr. Fruchter co-founded our company and from 1990 to 1999 he served as our General Manager and the Chairman of our Board of Directors. Prior to that, he was also among the founders of Adacom Technologies Ltd., a manufacturer of data communications products.  Mr. Fruchter holds a B.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

Prof. Ran Giladi has served as a director of our company since December 2001.  Prof. Giladi is a faculty member of Ben-Gurion University of the Negev, Beersheba, where he founded and was the Head of the Department of Communication Systems Engineering from 1996 until 2000 and from 2010 until 2012, as well as serving as vice-Dean of the Faculty of Engineering Sciences from August 2008 until July 2011.  Since 2011 Prof. Giladi has been a Venture Partner of DFJ Tel Aviv Venture Partners, an Israeli technology-focused venture capital fund since 2011, and he served in a similar capacity in two preceding venture capital funds (DFJ TFV III and TFV II) from 2004.  Prof. Giladi was the active Chairman of DiskSites, Inc., which was acquired by Expand Networks Ltd. in 2006.  Prof. Giladi co-founded InfoCyclone Inc. and was its President and Chief Executive Officer from 2000 until 2002.  Prof. Giladi co-founded Ramir Ltd., which was later acquired by Harris-Adacom, and served as Vice President Research & Development in both companies from 1984 until 1986.  Prof. Giladi holds a B.A. degree in Physics and an M.Sc. degree in Biomedical Engineering, both from the Technion - Israel Institute of Technology and a Ph.D. in Computers and Information Systems from Tel-Aviv University.

EZchip Semiconductor Ltd.

Karen Sarid has served as a director of our company since December 2001 and is a member of our Audit Committee and Compensation Committee.  Ms. Sarid serves as President of Alma Lasers Ltd since January 2012. Ms. Sarid served as President and General Manager of Syneron Medical Israel from 2009 to 2010.  Ms. Sarid served as the General Manager of Galil Medical Israel from 2007 to 2009.  Prior to that and from 2005, Ms. Sarid served as a General Manager of Orex Computed Radiography Ltd., a Kodak Company focusing on radiography systems for the digital x-ray market. Prior to that and from September 2000, Ms. Sarid held the position of Chief Operating Officer and Chief Financial Officer at Orex Computed Radiography Ltd.  From September 1999 until September 2000, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of Forsoft Ltd., a software solutions provider and a subsidiary of the Formula Group. From 1996 until August 1999, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of ESC Medical Systems Ltd., a medical laser manufacturer that was traded on the NASDAQ Stock Market.  Ms. Sarid was Chief Financial Officer of our company from 1993 through 1996.  From September 2012, Ms. Sarid also serves as a director and a member of the audit committee of Medical Compression Systems (MCS). Ms. Sarid holds a B.A. degree in Economics and Accounting from Haifa University, and was awarded the Chief Financial Officer of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

We therefore propose that the following resolution be adopted:

RESOLVED, that the election of the following four persons to the Board of Directors of EZchip Semiconductor Ltd. until the 2014 annual meeting of shareholders of EZchip Semiconductor Ltd. be, and hereby is, approved: Benny Hanigal, Eli Fruchter, Prof. Ran Giladi and Karen Sarid.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

Biographical information concerning our outside directors, who are not standing for reelection at the meeting, is set forth below for informational purposes only.

Shai Saul has served as a director of our company since December 2006 and is a member of our Audit Committee and Chairman of our Compensation Committee.  Mr. Saul serves as Founder and General Partner of DFJ Tel Aviv Venture Partners, an Israeli technology-focused venture capital fund since 2011.  Mr. Saul served in similar capacities in two preceding venture capital funds (DFJ TFV III and TFV II) since 1999.  From 2000 to 2009, Mr. Saul served as Chairman of CopperGate Communications, a developer of chips for the in-home broadband connectivity (acquired by Sigma Designs, NASDAQ: SIGM), and during 2001, he served as CopperGate’s Chief Executive Officer. From 1994 to 1999, Mr. Saul served as Executive Vice President of Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN, acquired by SafeNet). From 1993 to 1994, Mr. Saul served as Chief Executive Officer of Ganot Ltd., a cleantech company.  Mr. Saul also serves as a director of Superfish and board observer at Doat Media, among others.  His past investments and board positions include Native Networks, a developer of carrier-class optical Ethernet transport solutions (acquired by Alcatel, NYSE: ALU), Allot Communications (NASDAQ: ALLT), a provider of bandwidth management solutions, Wave Systems, fables developer of hardware-based digital security products (NASDAQ: WAVX), and Voltaire, a developer of scale-out solutions for high performance data centers (NASDAQ: VOLT acquired by Mellanox, NASDAQ: MLNX). Mr. Saul holds an LL.B. degree from Tel Aviv University.

EZchip Semiconductor Ltd.

David Schlachet has served as director of our company since September 2005 and is the Chairman of our Audit Committee and a member of our Compensation Committee.  Mr. Schlachet served as Chief Executive Officer of Syneron Medical Ltd. from November 2005 to May 2007, after having served as its Chief Financial Officer from July 2004 to November 2005. From January 2000 to June 2004, Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in life sciences.  From 1995 to 2000, Mr. Schlachet served as a senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group. Mr. Schlachet also served as an active Chairman of Elite Industries Ltd.  From 1988 to 1995, Mr. Schlachet served first as Chief Executive Officer of Yeda, the Weizmann Institute technology transfer company, and later as Vice President of Finance and Administration of the Weizmann Institute of Science.  Mr. Schlachet serves as a director of Syneron Medical Ltd., a NASDAQ-listed company, and Syneron Beauty, a subsidiary of Syneron, and is a director of BioCancell Therapeutic Inc., Mazor Surgical Technology Ltd. and Taya Investment Company Ltd., which are traded on the Tel Aviv Stock Exchange.  From December 2008 to December 2012, Mr. Schlachet served as a director and audit committee member of the Tel Aviv Stock Exchange and as a director of the Tel Aviv Stock Exchange Clearing House and Maof Clearing House. Since October 2010 Mr. Schlachet also serves as Chairman of CellCure Neurosciences Ltd., a privately-held biotechnology company. Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. from Tel-Aviv University.

Item 2 – Proposal to Adopt an Executive Compensation Policy

Pursuant to a recent amendment to the Israeli Companies Law, all public Israeli companies, including companies whose shares are publicly-traded outside of Israel, such as EZchip, are required to adopt a written compensation policy for their executives, which addresses certain items prescribed by the Israeli Companies Law.

Pursuant to the recent amendment, the adoption, amendment and restatement of the policy is to be recommended by the Compensation Committee and approved by the Board of Directors and shareholders, except that the approval of the shareholders may be waived in certain circumstances prescribed by the Israeli Companies Law.

In accordance with the new Israeli law requirements, our Compensation Committee reviewed and adopted a written compensation policy for our executives, which addresses the items prescribed by the Israeli Companies Law.  A copy of the proposed Executive Compensation Policy is attached as Annex A to the proxy statement.  Our Board of Directors subsequently approved the policy and recommended that it be adopted by the shareholders.

EZchip Semiconductor Ltd.

We are proposing to adopt the following resolution:

RESOLVED, to adopt EZchip Semiconductor Ltd.’s Executive Compensation Policy in the form attached as Annex A hereto.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the Executive Compensation Policy.  In addition, the shareholders' approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the Executive Compensation Policy, not taking into consideration abstentions, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares.  For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the approval of the Executive Compensation Policy.  Under the Israeli Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal.  In addition, you are deemed to have a personal interest if a company, other than EZchip, that is affiliated to you has a personal interest in the adoption of the proposal.  Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Item 3 – Proposal to Grant Restricted Share Units
to our Directors

We have historically only paid our Chairman and outside directors cash compensation for their services and our other directors have not received any cash compensation, and such payments were in amounts that we believe are quite low compared with the cash compensation provided by most comparable companies that are traded on NASDAQ.  Instead, we have relied on equity incentives in order to be able to continue to attract and retain the best available directors and to promote their interest in the success of the company's business.

Israel's Companies Law provides that the compensation of our directors, whether as directors, officers or consultants, requires shareholder approval.  This includes cash compensation as well as compensation in the form of equity awards.

Our Compensation Committee and Board of Directors have approved the grant to our directors of restricted share units, as set forth below, at an exercise price equal to the par value of our Ordinary Shares (NIS 0.02) in accordance with our Executive Compensation Policy that is proposed for adoption at the annual general meeting.

The restricted share units will be granted pursuant to the EZchip Semiconductor Ltd. 2003 Amended and Restated Equity Incentive Plan and pursuant to the abovementioned EZchip Executive Compensation Policy, with 25% of the restricted share units granted to each director vesting on the first anniversary of the date of the grant, and the remainder 75% of the restricted share units vesting in 12 equal quarterly installments, commencing 15 months after the date of the grant.  The grant of restricted share units to our directors shall also include a grant to our outside directors.  Pursuant to the approval of our shareholders, our outside directors are granted the same amount of restricted share units as the amount granted to our other directors (other than the Chairman of the Board and our Principal Executive Officer).

EZchip Semiconductor Ltd.

We therefore propose that the following resolution be adopted:

RESOLVED, that the grant to each director of EZchip Semiconductor Ltd. pursuant to the EZchip Semiconductor Ltd. 2003 Amended and Restated Equity Incentive Plan and pursuant to the abovementioned EZchip Executive Compensation Policy of restricted share units to purchase Ordinary Shares, in the following amounts, at an exercise price equal to the par value of our Ordinary Shares (NIS 0.02), with 25% of the restricted share units granted to each director vesting on the first anniversary of the date of the grant, and the remainder 75% of the restricted share units vesting in 12 equal quarterly installments, commencing 15 months after the date of the grant, and upon the terms approved by the Compensation Committee and Board of Directors of EZchip Semiconductor Ltd., be, and it hereby is, approved:

Name of Director	No. of RSUs
Benny Hanigal	17,750
Eli Fruchter	45,900
Prof. Ran Giladi	6,550
Karen Sarid	6,550
Shai Saul	6,550
David Schlachet	6,550

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the grant of restricted share units to our directors.  In addition, the shareholders' approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the grant of restricted share units to our directors, not taking into consideration abstentions, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares.  For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the in the approval of the grant of restricted share units to our directors.

Item 4 – Proposal to Amend Our 2007 U.S. Equity Incentive Plan to Increase the Number
of Ordinary Shares Reserved and Available for Issuance Thereunder and Amend the
Method of Calculation of the Plan’s Reserved Pool

Currently, substantially all of the Ordinary Shares authorized and reserved for issuance under our 2007 U.S. Equity Incentive Plan were either issued or reserved for issuance under outstanding options and restricted share units that we granted in the past to our employees.  As a result, we are able to grant only 40,650 additional awards under our 2007 U.S. Equity Incentive Plan to our U.S. employees.

EZchip Semiconductor Ltd.

The Compensation Committee and the Board of Directors recognize the importance of maintaining a sufficient number of Ordinary Shares reserved and authorized for issuance in the next few years to be able to retain and motivate our U.S. employees as our company continues to grow. In order to continue the award of options and restricted share units to U.S. employees under our 2007 U.S. Equity Incentive Plan, our Compensation Committee and Board of Directors have approved, and recommended that the shareholders approve, an amendment to the plan providing for an increase of 200,000 Ordinary Shares to the number of Ordinary Shares reserved and authorized for issuance under that plan.

In addition, the Compensation Committee and the Board of Directors have approved, and recommended that the shareholders approve, an amendment to the terms of Section 3(a) of the 2007 U.S. Equity Incentive Plan to provide that the number of Ordinary Shares reserved and authorized for issuance under the plan be reduced by one Ordinary Share for each restricted share unit granted under the plan, similar to the reduction for options granted under the plan.  Prior to the proposed amendment, such reserved pool was reduced by three Ordinary Shares for each restricted share unit granted.  However, since EZchip’s current practice is to primarily grant restricted share units to its employees, the company believes that creating a one-to-one pool reduction relationship provides a more precise presentation of the plan to its investors.

As described in our Annual Report on Form 20-F, we follow the requirements of Israeli law, which require the approval of the Board of Directors for the establishment or amendment of equity based compensation plans and arrangements.  Accordingly, we do not typically seek shareholder approval for the establishment or amendment of our equity based compensation plans.  However, we are seeking the approval of the shareholders in this case in order to be able to grant our U.S. employees awards that qualify as Incentive Stock Options (within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended).

Our Compensation Committee and Board of Directors have approved the proposed amendments to our 2007 U.S. Equity Incentive Plan in order to provide for an increase in the number of Ordinary Shares reserved and available for issuance thereunder, and to amend the method of calculation of the plan’s reserved pool, as described above.

We therefore propose that the following resolutions be adopted:

RESOLVED, that the amendment to the EZchip Semiconductors Ltd. 2007 U.S. Equity Incentive Plan providing for an increase of 200,000 Ordinary Shares to the number of Ordinary Shares reserved and authorized for issuance thereunder be, and hereby is, approved.

FURTHER RESOLVED, that the amendment to Section 3(a) of the EZchip Semiconductors Ltd. 2007 U.S. Equity Incentive Plan providing that the number of Ordinary Shares reserved and authorized for issuance under the plan be reduced by one Ordinary Share for each award granted under the plan, whether a restricted share unit or an option, be, and hereby is, approved.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolutions.

EZchip Semiconductor Ltd.

Item 5 – Proposal to Ratify and Approve the Appointment and Compensation of our
Independent Registered Public Accountants;
Review and Discussion of our 2012 Consolidated Financial Statements

Our Audit Committee and Board of Directors have approved the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2013.  At the meeting, shareholders will be asked to ratify and approve the appointment.

At the meeting, shareholders will also be asked to authorize the Audit Committee (subject to ratification of the Board of Directors) to fix the remuneration of Kost Forer Gabbay & Kasierer in accordance with the volume and nature of their services.

Representatives of Kost Forer Gabbay & Kasierer will attend the meeting and will be invited to make a statement.  They will be available to respond to appropriate questions raised during the meeting.  In accordance with Section 60(b) of Israel's Companies Law, you are invited to discuss our 2012 consolidated financial statements, and questions regarding the consolidated financial statements may be addressed to us or our auditors.  Our Annual Report on Form 20-F for the year ended December 31, 2012, including our 2012 consolidated financial statements, is available on our website at www.ezchip.com.  To have a printed copy mailed to you, please contact us at 1 Hatamar Street, Yokneam 20692, Israel; tel: +972-4-959-6666.

We therefore propose that the following resolution be adopted:

RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as EZchip Semiconductor Ltd.'s independent registered public accountants for the fiscal year ending December 31, 2013 be, and it hereby is, ratified and approved, and that the Audit Committee (subject to ratification of the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

By Order of the Board of Directors, BENNY HANIGAL Chairman of the Board of Directors

Dated: August 5, 2013

Annex A
EZchip Semiconductor Ltd.
Executive Compensation Policy

1.	Introduction

The purpose of the EZchip Semiconductor Ltd. (“EZchip”) Executive Compensation Policy (the “Policy”) is to describe EZchip’s overall compensation strategy for executive officers and directors and to provide guidelines for setting compensation of its executive officers and directors.

The Policy is adopted in accordance with the requirements of Israel’s Companies Law, 5759-1999 (the “Companies Law”), and applies to the compensation arrangements of all of EZchip’s directors (“Directors”) and executive officers (including all office holders (as defined in the Companies Law)) (“Officers”, and together with the Directors, the “Executives”).

The adoption, amendment and restatement of the Policy shall be recommended by the Compensation Committee of the Board of Directors (the “Compensation Committee”) and approved by the Board of Directors and EZchip’s shareholders, except that the approval of the shareholders may be waived in circumstances prescribed by the Companies Law.

2.	Compensation Committee Independence

The Compensation Committee will be composed of at least three members of the Board of Directors.  Each member of the Compensation Committee must meet the independence requirements established under the NASDAQ rules and the Companies Law.  All of EZchip’s Outside Directors (within the meaning of the Companies Law) will be appointed as members of the Compensation Committee, and shall constitute a majority of the Compensation Committee members.  The Chairman of the Compensation Committee shall be an Outside Director.

3.	Overall Strategy

EZchip believes that strong, effective leadership is fundamental to its continued growth and success in the future.  This requires the ability to attract, retain, reward and motivate highly-skilled executives; executives with the competencies needed to excel in a rapidly changing marketplace and to continually motivate their employees.

The Policy is intended to align between the need to incentivize Executives to succeed in achieving their goals and the need to assure that the compensation structure meets EZchip’s interests and its overall financial and strategic objectives.

The Policy is also designed to offer Executives a compensation package that is competitive with other companies in our industry.

In support of this goal, EZchip’s executive compensation practices are designed to meet the following objectives:

•
ensure that the interests of the Executives are closely aligned with the interests of EZchip’s shareholders and emphasize equity pay and long-term incentives so that Executives have an interest in EZchip’s sustained growth and success;

•	motivate the Executives to achieve results with integrity and fairness without encouraging excessive risk taking;

•	support a performance culture that is based on merit, and differentiates and rewards excellent performance, both in short and long-term, and recognizes EZchip’s company values; and

•	balance rewards for both short-term and long-term results to ensure sustained business performance over time.

All compensation arrangements of Executives are to be approved in the manner prescribed by applicable law.

4.	Factors for Examining Compensation Terms

In setting compensation of an Executive, the Compensation Committee and the Board of Directors shall consider, among other things, the following factors:

•	the education, qualifications, professional experience, seniority and accomplishments of the Executive;

•	the Executive’s position, responsibilities and prior compensation arrangements;

•	data of peer companies, including companies in the industry and/or geographic market, and compensation for comparably situated executives;

•	the Executive’s expected contribution to EZchip’s future growth, profitability and stability;

•	the degree of responsibility imposed on the Executive;

•	the need to retain Executives who have such skills, know-how or unique expertise;

•
the relation between the employment terms of the Executive and the average and median salary of EZchip’s employees and contractors in the geographic market in which the Executive operates, as well as whether such variation has an effect on employment relations; and

•	any requirements prescribed by the Companies Law, U.S. securities laws and NASDAQ rules from time to time.

Each of the Compensation Committee and Board of Directors may engage compensation advisors and other professionals to assist in formulating compensation packages in line with the Policy, including, without limitation, to assist:

•	in preparing, collecting and analyzing applicable wage surveys and other relevant data;

•	framing the appropriate parameters to be considered; and

•	evaluating the different parameters.

5.	Compensation Terms of Officers

EZchip provides fair and equitable compensation for its Officers by combining several compensation elements.  Taking into account the parameters set forth in Item 4 of the Policy, the compensation package of EZchip executives shall generally combine all or a portion of the following items:

•	a base salary;

•	commissions based on commission plans;

•	long term equity-based compensation; and

•	other social and fringe benefits.

In addition, EZchip applies an annual Management by Objectives (MBO) for its United States employees, including its U.S.-based VP Sales.  All or a significant portion of the MBO is determined based on measurable criteria, principally design wins.  A non-significant portion of the MBO (not more than 30%), if any, may be based on non-measureable criteria, such as the Officer’s contribution to EZchip’s business, profitability and stability.

Focus on Long-Term Incentives

In line with the Company’s long-term focus, EZchip’s policy is to concentrate the compensation of its Officers on long-term equity-based incentives aligned with the interests of the shareholders.  Accordingly, EZchip has historically not paid its Officers annual cash bonuses other than to its U.S.-based VP of Sales (as described above), and intends to continue such policy in the foreseeable future, but reserves the right to pay special cash bonuses to its Officers in special circumstances.

Long-Term Equity-Based Compensation

Overview.  The Compensation Committee and the Board of Directors may grant to Officers equity-based compensation in any form permitted under EZchip’s equity incentive plans, as in effect from time to time (collectively, the “Equity Incentive Plans”), including, without limitation, stock options, restricted share units and restricted stock.  In the case of grants of equity-based compensation to the Chief Executive Officer, the approval of EZchip’s shareholders shall also be required unless such approval requirement is waived under circumstances prescribed by the Companies Law.

Equity Award Terms. The Compensation Committee and the Board of Directors (and the shareholders in the case of the Chief Executive Officer) shall set the terms of award grants to Officers in accordance with the terms of the Equity Incentive Plans, including, without limitation, vesting schedule and term.

Type of Awards and Vesting.   All equity-based incentives granted to Officers shall be subject to vesting periods in order to promote long-term retention of the awarded Officers.  Generally, EZchip annually grants to its Officers restricted share units to purchase Ordinary Shares of EZchip vesting gradually over a period of not less than three years.  In accordance with the Equity Incentive Plans, the terms of the awards may provide for the acceleration of vesting upon a change of control of EZchip.

Value of Equity-Based Compensation.  The value of the equity-based compensation shall be calculated on the grant date.  The maximum annual value of the equity-based long-term compensation granted to all Officers and Directors in any year shall not exceed 1.5% of EZchip’s market cap.

Ratio of Variable Compensation to Fixed Compensation.  The maximum value of the variable compensation components shall reflect approximately 50% to 90% of each Officer’s total compensation package on an annual basis, or 70% to 95% in the case of the Chief Executive Officer.

The Compensation Committee and the Board of Directors shall not have discretion to limit the value of the equity-based compensation at the time of exercise.

Signing and Special Bonuses

The Compensation Committee and the Board of Directors may elect upon the recommendation of the Chief Executive Officer (or the Chairman in the case of a bonus payable to the Chief Executive Officer) to pay certain Officers a signing bonus or a special bonus in recognition for their special contribution to key transactions and events in the company’s lifecycle, such as M&A, public financing, etc.  The maximum special bonus payable to an Officer shall not exceed 12 months’ salary.

Benefits

EZchip provides its Officers with social and fringe benefits in line with market practices, including the following:

•	employer contribution to an insurance policy or a pension fund for severance and pension;

•	employer contribution to an education fund;

•	employer contribution towards work disability insurance;

•	convalescence pay according to applicable law;

•	vacation days and sick days in accordance with applicable law and market practice;

•	car allowance;

•	mobile and landline allowance;

•	funding of tuition; and

•	D&O indemnification, insurance and exculpation to the maximum permitted by applicable law.

Officers that are based outside of Israel may receive similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed.

6.	Compensation Terms of Directors

Generally, EZchip’s Directors are compensated with long-term equity compensation.  Subject to the approval of EZchip’s shareholders, the Directors receive annual grants of restricted share units to purchase Ordinary Shares of EZchip vesting gradually over a period of four years, and otherwise subject to the other terms of the Equity Compensation Plans as described in Item 5 of the Policy.

In addition, the Chairman of the Board of the Directors is paid a monthly retainer for his services and EZchip’s Outside Directors are paid fixed quarterly fees and per meeting fees in accordance with Israel’s Companies Regulations (Rules Regarding the Compensation and Expenses of an Outside Director), 5760-2000, as adjusted for companies whose shares are traded outside of Israel.

7.	Clawback Policy

To reflect sound corporate governance, EZchip’s clawback policy relating to Executive compensation allows for the recovery of all or a portion of any compensation paid to an Executive that was paid on the basis of financial data included in EZchip’s financial statements in any fiscal year, if any, that were found to be inaccurate and were subsequently restated (other than as a result of changes in accounting principles).

In such event, EZchip will seek reimbursement from the Executives to the extent such Executives would not have been entitled to all or a portion of such compensation, based on the restated financial data included in the restated financial statements.  The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such clawback from time to time.

Notwithstanding the clawback policy, since EZchip’s policy is to not pay bonuses tied to financial data included in EZchip’s financial statements, the clawback policy will not currently have an effect on the Executives’ compensation.

8.	Separation Payments

As a matter of policy, EZchip does not generally provide separation payments upon termination of an Officer’s engagement with the company, other than payments prescribed by applicable law, practice or other legal considerations.  EZchip provides in the employment agreements of each of its Officers for a mutual advance notice period that does not exceed 90 days (or one year in the case of the Chief Executive Officer).

Should the Compensation Committee and the Board of Directors elect to make an adaption period payment to a departing Officer (beyond the contractual advance notice period), such payment may not exceed an amount equal to six months’ pay of the departing Officer’s compensation and shall be determined based on the following criteria, among others:

•	the length of employment of the Officer;

•	the Officer’s performance during his or her employment;

•	EZchip’s performance during the Officer’s term of employment and the Officer’s contribution to such company performance;

•	the circumstances surrounding the termination of employment of the Officer; and

•	the separation payments customary in the industry or geographic market or sector in which the Officer is employed.

In addition, the Compensation Committee and the Board of Directors may elect to continue to retain a departing Officer as a company consultant or director to benefit from such departing Officer’s knowledge and experience and ensure a smooth transition.  Subject to the terms of the Equity Compensation Plans, the Compensation Committee and the Board of Directors may determine that any outstanding equity compensation of a departing Officer shall continue to vest and/or remain exercisable during the post-employment consulting and/or director service period.

9.	Recommendation, Review and Approval of Policy

The independent Compensation Committee shall periodically review the Policy and monitor its implementation, and recommend to the Board of Directors and shareholders to amend the Policy as it deems necessary from time to time.

The term of the Policy shall be indefinite.  However, the Compensation Committee shall recommend to the Board of Directors and shareholders, at least once every three years, to amend or restate the Policy.

Adopted: ________, 2013

EZCHIP SEMICONDUCTOR LTD.

PROXY
THIS PROXY IS SOLICITED ON BEHALF  OF THE BOARD  OF DIRECTORS FOR USE AT THE
ANNUAL  GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 10, 2013

The  undersigned shareholder of  EZchip Semiconductor Ltd.  (the  "Company") hereby appoints Ell FRUCHTER and  DROR  ISRAEL, and  each  of them, the  true  and  lawful attorney, agent and  proxy of  the  undersigned, with  full power of  substitution, to  vote as  described on  the  reverse all of  the  Ordinary Shares of the  Company that  the  undersigned is  entitled to  vote   at  the  Annual General Meeting of  Shareholders of  the  Company to  be  held  at  the principal executive offices of  the  Company, 1 Hatamar Street, Yokneam 20692, Israel, on Tuesday, September 10,  2013, at  11:00  A.M.  (Israel time), and  at  any  adjournment thereof.

This proxy when properly  executed will  be voted in the manner directed herein by undersigned shareholder. If no direction is made, this proxy will be voted  FOR items 1, 2, 3, 4 and 5.   Unless the undersigned marked YES next to items 6 or 7, the undersigned confirms that it is not a controlling  shareholder and does not have a personal interest with respect to items 2 and 3.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS  OF

EZCHIP SEMICONDUCTOR LTD.

September 10, 2013

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NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, Proxy Card
are available at http://www.ezchip.com/ir-shareholder-mtg.htm

Please  sign,  date and mail
your  proxy  card  in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR"  THE ELECTION OF DIRECTORS AND "FOR"  PROPOSALS 2 THROUGH 5.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK  INK AS SHOWN HERE ☒

						FOR	AGAINST	ABSTAIN

1.	Reelection of directors (other than outside directors): (note: directors are elected as a group, not individually)			2.	To adopt the Company's executive compensation policy.	☐	☐	☐

		NOMINEES:		3.	To approve the grant of restricted share units to the Company's directors.	☐	☐	☐
☐	FOR	Eli Fruchter
		Prof. Ran Giladi		4.	To approve an amendment to the Company's 2007 U.S. Equity Incentive Plan.	☐	☐	☐
☐	WITHHELD	Benny Hanigal
		Karen Sarid		5.	To ratify and approve the appointment and compensation of the Company's independent registered public accountants.	☐	☐	☐

						YES	NO

				6.	I am a controlling shareholder or I have a personal interest in Item 2.	☐	☐

				7.	I am a controlling shareholder or I have a personal interest in Item 3.	☐	☐

				The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting of the Shareholders and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that said proxies, their substitutes, or any of them, may lawfully do by virtue thereof.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.			☐

Signature or Shareholder	Date:	Signature or Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.